UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39173

I-MAB

2440 Research Blvd, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Changes in Senior Management

Departure of Chief Medical Officer

Dr. John Hayslip has resigned from his position of Chief Medical Officer of I-Mab (the “Company”), effective April 15, 2024, to pursue other opportunities. Dr. Hayslip’s resignation is voluntary and is not due to any disagreement with the Company. “We thank Dr. Hayslip for his significant contribution during his tenure at the Company,” said Raj Kannan, Director and Chief Executive Officer of I-Mab. The Company has begun a search for Dr. Hayslip’s permanent successor.

Engagement of Interim Chief Medical Officer

The Company has entered into a consulting arrangement with Dr. Louie Naumovski to serve as an interim Chief Medical Officer during the transition period while the Company searches for a suitable successor.

Dr. Naumovski, M.D., Ph.D., brings to I-Mab over 30 years of experience as a physician-scientist and senior leader in the biopharmaceutical industry. He has an extensive track record in the early clinical development of novel oncology drugs, including antibodies, antibody drug conjugates, novel biologics, and small molecules. Most recently, Dr. Naumovski served as Chief Medical Officer at Genesis Therapeutics and Arch Oncology. Prior to that, he was Group Medical Director of Oncology Early Development and a Volwiler Clinical Research Fellow at AbbVie. Prior to his role at AbbVie, Dr. Naumovski was a project team leader and an associate medical director of Exploratory Clinical Development at Genentech BioOncology. Previously, he was Director of Cancer Biology at Pharmacyclics. Earlier in his career, Dr. Naumovski served as an assistant professor of Pediatrics, Division of Hematology/Oncology/BMT at Stanford University School of Medicine. He holds an M.D. and a Ph.D. in Cancer Biology from Stanford University and a B.A. in Microbiology from the University of California-Los Angeles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: April 15, 2024